UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

February 6, 2023

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

Dear sirs:

1.        Compañía de Minas Buenaventura S.A.A. reports that on February 5, 2023, people who are part of the group that has been mobilizing in various regions of the country due to the current political situation, committed acts of vandalism against our Julcani mining unit, located in the district of Ccochaccasa, Angaraes province, Huancavelica region, where we have been operating uninterruptedly for seventy years in an environment of trust with the communities, and forced the aforementioned mining unit to stop its activities.

2.        At 11 in the morning, people from communities outside the area of influence of the Julcani mine, broke into the mining camp and forced Julcani officials to sign a document whose content is not approved by the company, demanding, among other things, that the mining unit completely stop its operations. They also forced the workers to leave the facilities under threats, damaged offices and vehicles of the mining facility and stole some belongings.

3.        In order to ensure the integrity of the workers, the Julcani mine has begun the demobilization of all personnel and has suspended its operations until security conditions are adequate. This situation restricts the company to carry out essential activities within the operation, which puts the environmental safety of the area at risk, as it has been communicated to OEFA and OSINERGMIN.

4.        Buenaventura rejects these acts of violence and threats against the population, our collaborators, and the Julcani mining unit.

We call on the population to remain calm and prioritize the climate of dialogue and respect among all.

Yours faithfully,

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 7, 2023	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Chief Financial Officer